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RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax
September 25, 2023
David S. Greenspan
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:	T. Rowe Price OHA Select Private Credit Fund (the “Fund”)
File No: 333-266378
Dear Mr. Greenspan:
We are writing in response to comments provided telephonically on August 29, 2023 relating to Pre-Effective Amendment No.2 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “SEC”) on August 21, 2023, on behalf of the Fund, a closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf. Capitalized terms used herein shall have the meaning ascribed to them in the Registration Statement unless otherwise indicated.
On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.
1.Comment: Section 14.1(c)(vii) of the Fund’s Amended and Restated Declaration of Trust and corresponding disclosure under the section captioned “Construction and Governing Law” in the Registration Statement state that to the fullest extent permitted by law, the Fund, the shareholders, and the Trustees “shall not be subject to any applicable provisions of law pertaining to trusts that, in a manner inconsistent with the express terms of [the] Declaration of Trust or Bylaws, relate to or regulate…(vii) the establishment of fiduciary or other standards or responsibilities or limitations on the acts or powers of trustees, which are inconsistent with the limitations or liabilities or authorities and powers of Trustees as set forth or referenced in [the] Declaration of Trust.” Please clarify in the Amended and Restated Declaration of Trust and in the Registration Statement that fiduciary or other standards or responsibilities or limitations on the acts or powers of trustees under federal or state securities laws are not overridden or superseded by the Declaration of Trust.
Response: The Amended and Restated Declaration of Trust and corresponding disclosure under the section captioned “Construction and Governing Law” in the Registration Statement have been revised accordingly to include the following sentence:

“For the avoidance of doubt, nothing [in this Section 14.1(c)] / [in this paragraph] will apply to any fiduciary or other standards or responsibilities or limitations on the acts or powers of trustees under federal or state securities laws.”
2.Comment: Please confirm in your response letter that FINRA has reviewed the proposed distribution arrangements for the offering described in the Registration Statement and that FINRA has issued a statement expressing no objections to the arrangements of the offering.

Response: We confirm that FINRA reviewed the proposed distribution arrangements for the Fund’s offering described in the Registration Statement and issued a no objections letter with respect to the same on August 16, 2023.
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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz
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